UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D
                            (Amendment No. 1* )

                 Under the Securities Exchange Act of 1934

                           HealthGate Data Corp.
-------------------------------------------------------------------------------

                              (Name of Issuer)


                        Common Stock, $.01 par value
-------------------------------------------------------------------------------

                       (Title of Class of Securities)


                                42222h 10 6
          --------------------------------------------------------
                               (CUSIP Number)

                            PETER J. MUNIZ, Esq.
                    GE CAPITAL EQUITY INVESTMENTS, INC.
                            260 LONG RIDGE ROAD
                        STAMFORD, CONNECTICUT 06927
                               (203) 357-4000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                 May 7, 2003
          --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
                           the following box |_|.

                                 SCHEDULE 13D
CUSIP No. 42222h 10 6


   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      GE Capital Equity Investments, Inc.

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |X|

   3  SEC USE ONLY

   4  SOURCE OF FUNDS
      WC


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(e)                                          |_|


   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware, U.S.A.

  NUMBER OF     7   SOLE VOTING POWER
   SHARES           0


BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY          0


    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         0


   PERSON      10   SHARED DISPOSITIVE POWER
    WITH            0


    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0


    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    |_|


    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%


    14  TYPE OF REPORTING PERSON
        CO

                                SCHEDULE 13D
CUSIP No. 42222h 10 6


   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      General Electric Capital Corporation


   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |X|


   3  SEC USE ONLY


   4  SOURCE OF FUNDS
      WC


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(e)                                          |_|


   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware, U.S.A.


  NUMBER OF     7   SOLE VOTING POWER
   SHARES           0


BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY          0


    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         0


   PERSON      10   SHARED DISPOSITIVE POWER
    WITH            0


    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0


    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    |_|


    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%


    14  TYPE OF REPORTING PERSON
        CO

                                SCHEDULE 13D
CUSIP No. 42222h 10 6


   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      General Electric Capital Services, Inc.


   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |X|


   3  SEC USE ONLY


   4  SOURCE OF FUNDS
      Not applicable.


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(e)                                          |_|


   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware, U.S.A.


  NUMBER OF     7   SOLE VOTING POWER
   SHARES           0


BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY          0


    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         0


   PERSON      10   SHARED DISPOSITIVE POWER
    WITH            0


    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0


    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    |_|


    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0


    14  TYPE OF REPORTING PERSON
        CO

                                SCHEDULE 13D
CUSIP No. 42222h 10 6


   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      National Broadcasting Company, Inc.


   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |X|


   3  SEC USE ONLY


   4  SOURCE OF FUNDS
      WC


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS2(D) OR 2(e)                                           |_|


   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware, U.S.A.


  NUMBER OF     7   SOLE VOTING POWER
   SHARES           0


BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY          0


    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         0


   PERSON      10   SHARED DISPOSITIVE POWER
    WITH            0


    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0


    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    |_|


    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%


    14  TYPE OF REPORTING PERSON
        CO

                                 SCHEDULE 13D
CUSIP No. 42222h 10 6


   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      General Electric Company


   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |X|


   3  SEC USE ONLY


   4  SOURCE OF FUNDS
      Not applicable. (Non-cash consideration)


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(e)                                          |_|


   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York, U.S.A.


  NUMBER OF     7   SOLE VOTING POWER
   SHARES           0


BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY          0


    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         0


   PERSON      10   SHARED DISPOSITIVE POWER
    WITH            0


    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0


    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    |_|


    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%


    14  TYPE OF REPORTING PERSON
        CO

                                 SCHEDULE 13D


ITEM 1.     Security and Issuer
            -------------------


      Unchanged.


ITEM 2.  Identity and Background
         -----------------------

     Item 2 is amended in its entirety as follows:

     This statement is filed by and on behalf of GE Capital Equity Investments, Inc. ("GE Equity"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS"), the National Broadcasting Company, Inc. ("NBC"), and General Electric Company ("GE"), and amends the Statement on Schedule 13D filed by GE Capital, GE Equity, GECS, and GE on February 10, 2000. GE Equity is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS and NBC are subsidiaries of GE. GE Equity, GE Capital, GECS, NBC, and GE are referred to herein collectively as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

     GE Equity is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GE Equity are the making, managing and disposing of investments in private and public companies. GE Capital is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GE Equity, GE Capital, GECS, NBC, and GE are set forth on Schedules I, II, III, IV and V attached hereto, respectively.

     During the last five years none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Item 3 is amended by adding the following paragraph:

     On May 7, 2003, pursuant to a Stock Redemption & Warrant Cancellation Agreement, (i) GE Equity transferred 835,485 shares of Common Stock to the Issuer (ii) NBC transferred 318,182 shares of Common Stock to the Issuer,
(iii) NBC agreed to cancel a warrant to purchase 66,666 shares of Common Stock, without exercise, (the "NBC Warrant"), and (iv) GE agreed to cancel the Warrant without exercise, in exchange for the transfer from the Issuer to NBC all of the Issuer's right, title and interest in the Issuer's $5,250,000 general, unsecured claim against the assets of Medical SelfCare, Inc. ("SelfCare") (the "SelfCare Note"). Pursuant to the transfer of 1,153,667 shares of Common Stock and the cancellation of the NBC Warrant and the Warrant, the Reporting Persons no longer hold any securities of the Issuer. The description of certain provisions of the Stock Redemption & Warrant Cancellation does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of the Stock Redemption & Warrant Cancellation Agreement filed as an Exhibit to this Statement.


ITEM 4.  Purpose of Transaction
         ----------------------

     Unchanged.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

     Item 5 is restated in its entirety as follows:

     None of the Reporting Persons have beneficial ownership of any shares of Common Stock.

     As described in detail in Item 3 above, on May 7, 2003, GE Equity transferred 835,485 shares of Common Stock to the Issuer, NBC transferred 318,182 shares of Common Stock to the Issuer, NBC cancelled the NBC Warrant, and GE cancelled the Warrant, in exchange for the Selfcare Note.

     As of May 7, 2003, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's Common Stock.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------

Item 6 is amended by adding the following:


     Reference is made to the Stock Redemption & Warrant Cancellation Agreement which is attached as Exhibit 13 and is hereby incorporated by reference herein.


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------


Item 7 is amended by adding the following:


Exhibit 13: Stock Redemption & Warrant Cancellation Agreement, dated as of
            May 7, 2003 by and between the Issuer, GE Equity,  GE, and NBC.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2003


                                    GE CAPITAL EQUITY INVESTMENTS, INC.

                                    By:     /s/ Peter J. Muniz
                                       ------------------------------
                                         Name:  Peter J. Muniz
                                         Title: Senior Vice President

                                    GENERAL ELECTRIC CAPITAL CORPORATION

                                    By:     /s/ Peter J. Muniz
                                       ------------------------------
                                         Name:  Peter J. Muniz
                                         Title: Department Operations Manager

                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                    By:     /s/ Peter J. Muniz
                                       ------------------------------
                                         Name:  Peter J. Muniz
                                         Title: Attorney-in-Fact*

                                    NATIONAL BROADCASTING COMPANY, INC.

                                    By:     /s/ Elizabeth Newell
                                       ------------------------------
                                         Name:  Elizabeth Newell
                                         Title: Assistant Secretary

                                    GENERAL ELECTRIC COMPANY

                                    By:     /s/ Peter J. Muniz
                                       ------------------------------
                                         Name:  Peter J. Muniz
                                         Title: Attorney-in-Fact*

* Power of attorney attached hereto as Exhibit 12.

                                 SCHEDULE I
                    GE CAPITAL EQUITY INVESTMENTS, INC.
                                 DIRECTORS

                         PRESENT
      NAME               BUSINESS ADDRESS               PRINCIPAL OCCUPATION
      ----               ----------------               --------------------
      JOHN L. FLANNERY   GE Capital Corporation            President, Chairman
                         120 Long Ridge Road                     of the Board
                         Stamford, CT   06927

Mr. Flannery is a U.S. citizen.


                     GE CAPITAL EQUITY INVESTMENTS, INC.
                              EXECUTIVE OFFICERS

                         PRESENT
      NAME               BUSINESS ADDRESS            PRINCIPAL OCCUPATION
      ----               ----------------            --------------------
John L. Flannery, Jr.    GE Capital Corporation      President
                         120 Long Ridge Road
                         Stamford, CT   06927
Jonathan K. Sprole       GE Capital Corporation      Managing Director, General
                         120 Long Ridge Road         Counsel and Secretary
                         Stamford, CT   06927
Frank Ertl               GE Capital Corporation      Senior Vice President,
                         120 Long Ridge Road         Chief Financial Officer
                         Stamford, CT   06927        and Treasurer
William Bradley          GE Capital Corporation      Vice President, Controller
                         120 Long Ridge Road
                         Stamford, CT   06927
Peter J. Muniz           GE Capital Corporation      Senior Vice President,
                         120 Long Ridge Road         Associate General Counsel
                         Stamford, CT   06927        and Assistant Secretary
Stephen Ezekiel          GE Capital Corporation      Senior Vice President,
                         120 Long Ridge Road         Associate General Counsel
                         Stamford, CT   06927        and Assistant Secretary
Mark Horncastle          GE Capital Corporation      Senior Vice President,
                         120 Long Ridge Road         Associate General Counsel
                         Stamford, CT   06927        and Assistant Secretary
Ian Sharpe               GE Capital Corporation      Vice President - Taxes
                         120 Long Ridge Road
                         Stamford, CT   06927

Citizenship
                              S. Ezekiel        Australia
                              M. Horncastle     United Kingdom
                              All Others        U.S.A

                                SCHEDULE II
                    GENERAL ELECTRIC CAPITAL CORPORATION
                                 DIRECTORS

                       PRESENT
      NAME             BUSINESS ADDRESS            PRINCIPAL OCCUPATION
      ----             ----------------            --------------------
David L. Calhoun       GE Aircraft Engines       Chief Executive Officer
                       1 Neumann Way
                       Cinchinnati, OH  45215

James A. Colica        GE Capital Corporation    Senior Vice President
                       360 Long Ridge Road
                       Stamford, CT  06927

Dennis D. Dammerman    General Electric Company  Vice Chairman of the
                       3135 Easton Turnpike      Board and Executive
                       Fairfield, CT  06431      Officer


Michael D. Fraizer     GE Insurance              President
                       6604 W. Broad Street
                       Richmond, VA   23230

Arthur H. Harper       GE Capital Corporation    President, GE Equipment
                       260 Long Ridge Road       Management
                       Stamford, CT  06927

Benjamin W. Heineman,  General Electric Company  Senior Vice President,
Jr.                    3135 Easton Turnpike      General Counsel and
                       Fairfield, CT  06431      Secretary


Jeffrey R. Immelt      General Electric Company  Chairman and CEO
                       3135 Easton Turnpike
                       Fairfield, CT  06431

Robert Jeffe           General Electric Company  Senior Vice President,
                       3135 Easton Turnpike      Corporate Business
                       Fairfield, CT  06431      Development

John H. Myers          GE Investment Corporation Chairman and President
                       3003 Summer Street, 7th
                       Fl.
                       Stamford, CT  06905

Michael A. Neal        GE Capital Corporation    President, GE Commercial
                       260 Long Ridge Road       Finance
                       Stamford, CT  06927

David R. Nissen        GE Capital Corporation    President, Consumer
                       1600 Summer Street        Finance
                       Stamford, CT  06927

James A. Parke         GE Capital Corporation    Vice Chairman and CFO
                       260 Long Ridge Road
                       Stamford, CT  06927

Ronald R. Pressman     Employers Reinsurance     Chairman, President & CEO
                       Corporation
                       5200 Metcalf
                       Overland Park, KS  66204

John M. Samuels        General Electric Company  Vice President & Senior
                       3135 Easton Turnpike      Counsel
                       Fairfield, CT  06431      Corporate Taxes


Keith S. Sherin        General Electric Company  Senior Vice President,
                       3135 Easton Turnpike      Finance
                       Fairfield, CT  06431      & CFO


Robert C. Wright       National Broadcasting     Chairman & CEO
                       Company, Inc.
                       30 Rockefeller Plaza
                       New York, NY  10112

                            Citizenship: U.S.A.

                    GENERAL ELECTRIC CAPITAL CORPORATION

                                  OFFICERS


                       PRESENT
      NAME             BUSINESS ADDRESS         PRINCIPAL OCCUPATION
      ----             ----------------         --------------------
Michael D. Fraizer     GE Insurance             President
                       6604 W. Broad Street
                       Richmond, VA   23230

Michael A. Neal        GE Capital Corporation   President, GE Commercial
                       260 Long Ridge Road      Finance
                       Stamford, CT  06927

Arthur H. Harper       GE Capital Corporation   President, GE Equipment
                       260 Long Ridge Road      Management
                       Stamford, CT  06927

James A. Parke         GE Capital Corporation   Vice Chairman & CFO
                       260 Long Ridge Road
                       Stamford, CT  06927

David R. Nissen        GE Capital Corporation   President, Consumer
                       1600 Summer Street       Finance
                       Stamford, CT  06927

Ronald R. Pressman     Employers Reinsurance    Chairman, President & CEO
                       Corporation
                       5200 Metcalf
                       Overland Park, KS  66204

Kathryn A. Cassidy     GE Capital Corporation   Senior Vice President
                       201 High Ridge Road      Corp. Treasury & Global
                       Stamford, CT  06927      Funding

James A. Colica        GE Capital Corporation   Senior Vice President,
                       260 Long Ridge Road      Global Risk Management
                       Stamford, CT  06927

Richard D'Avino        GE Capital Corporation   Senior Vice President,
                       777 Long Ridge Road      Taxes
                       Stamford, CT  06927

Robert L. Lewis        GE Capital Corporation   Senior Vice President
                       120 Long Ridge Road
                       Stamford, CT   06927

Brian T. McAnaney      GE Capital Corporation   Vice President, General
                       260 Long Ridge Road      Counsel and Secretary
                       Stamford, CT  06927

Joan C. Amble          GE Capital Corporation   Vice President and
                       260 Long Ridge Road      Controller
                       Stamford, CT  06927

                            Citizenship: U.S.A.

                                SCHEDULE III
                  GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                 DIRECTORS


                       PRESENT
      NAME             BUSINESS ADDRESS            PRINCIPAL OCCUPATION
      ----             ----------------            --------------------
DeDavid L. Calhoun     GE Aircraft Engines         Chief Executive Officer
                       1 Neumann Way
                       Cinchinnati, OH  45215

James A. Colica        GE Capital Corporation      Senior Vice President
                       360 Long Ridge Road
                       Stamford, CT  06927

Dennis D. Dammerman    General Electric Company    Vice Chairman of the Board
                       3135 Easton Turnpike        and Executive Officer
                       Fairfield, CT  06431

Michael D. Fraizer     GE Insurance                President
                       6604 W. Broad Street
                       Richmond, VA   23230

Arthur H. Harper       GE Capital Corporation      President, GE Equipment
                       260 Long Ridge Road         Management
                       Stamford, CT  06927

Benjamin W. Heineman,  General Electric Company    Senior Vice President,
Jr.                    3135 Easton Turnpike        General Counsel and
                       Fairfield, CT  06431        Secretary


Jeffrey R. Immelt      General Electric Company    Chairman and CEO
                       3135 Easton Turnpike
                       Fairfield, CT  06431

Robert Jeffe           General Electric Company    Senior Vice President,
                       3135 Easton Turnpike        Corporate Business
                       Fairfield, CT  06431        Development

John H. Myers          GE Investment Corporation   Chairman and President
                       3003 Summer Street, 7th
                       Fl.
                       Stamford, CT  06905

Michael A. Neal        GE Capital Corporation      President, GE Commercial
                       260 Long Ridge Road         Finance
                       Stamford, CT  06927

David R. Nissen        GE Capital Corporation      President, Consumer Finance
                       1600 Summer Street
                       Stamford, CT  06927

James A. Parke         GE Capital Corporation      Vice Chairman and CFO
                       260 Long Ridge Road
                       Stamford, CT  06927

Ronald R. Pressman     Employers Reinsurance       Chairman, President & CEO
                       Corporation
                       5200 Metcalf
                       Overland Park, KS  66204

John M. Samuels        General Electric Company    Vice President & Senior
                       3135 Easton Turnpike        Counsel
                       Fairfield, CT  06431        Corporate Taxes


Keith S. Sherin        General Electric Company    Senior Vice President,
                       3135 Easton Turnpike        Finance
                       Fairfield, CT  06431        & CFO


Robert C. Wright       National Broadcasting       Chairman & CEO
                       Company, Inc.
                       30 Rockefeller Plaza
                       New York, NY  10112

Gary M. Reiner         General Electric Company    Sr. Vice President &
                       3135 Easton Turnpike        Chief Information Officer
                       Fairfield, CT  06431

Gary L. Rogers         General Electric Company    Vice Chairman
                       3135 Easton Turnpike
                       Fairfield, CT  06431

John M. Samuels        General Electric Company    Vice President & Senior
                       3135 Easton Turnpike        Counsel
                       Fairfield, CT  06431        Corporate Taxes


Keith S. Sherin        General Electric Company   Senior Vice President,
                       3135 Easton Turnpike       Finance
                       Fairfield, CT  06431       & CFO


Edward D. Stewart      GE Capital Corporation     Executive Vice President
                       1600 Summer Street
                       Stamford, CT  06927

Robert C. Wright       National Broadcasting      Chairman & CEO
                       Company,Inc.
                       30 Rockefeller Plaza
                       New York, NY  10112

                             Citizenship: U.S.A.

                  GENERAL ELECTRIC CAPITAL SERVICES, INC.

                             EXECUTIVE OFFICERS


                       PRESENT
      NAME             BUSINESS ADDRESS             PRINCIPAL OCCUPATION
      ----             ----------------             --------------------
DeMichael D. Fraizer   GE Insurance                 President
                       6604 W. Broad Street
                       Richmond, VA   23230

Michael A. Neal        GE Capital Corporation     President, GE
                       260 Long Ridge Road        Commercial Finance
                       Stamford, CT  06927

Arthur H. Harper       GE Capital Corporation     President, GE Equipment
                       260 Long Ridge Road        Management
                       Stamford, CT  06927

James A. Parke         GE Capital Corporation     Vice Chairman & CFO
                       260 Long Ridge Road
                       Stamford, CT  06927

David R. Nissen        GE Capital Corporation    President, Consumer
                       1600 Summer Street        Finance
                       Stamford, CT  06927

Ronald R. Pressman     Employers Reinsurance     Chairman, President & CEO
                       Corporation
                       5200 Metcalf
                       Overland Park, KS  66204

Kathryn A. Cassidy     GE Capital Corporation    Senior Vice President
                       201 High Ridge Road       Corp. Treasury & Global
                       Stamford, CT  06927       Funding

James A. Colica        GE Capital Corporation    Senior Vice President,
                       260 Long Ridge Road       Global Risk Management
                       Stamford, CT  06927

Richard D'Avino        GE Capital Corporation    Senior Vice President,
                       777 Long Ridge Road       Taxes
                       Stamford, CT  06927

P.D. Ameen             GE Capital Corporation    Senior Vice President
                       777 Long Ridge Road       and Controller
                       Stamford, CT  06927

Steven F. Kluger       GE Capital Corporation    Senior Vice President,
                       777 Long Ridge Road       Capital Markets
                       Stamford, CT  06927

Brian T. McAnaney      GE Capital Corporation    Vice President, General
                       260 Long Ridge Road       Counsel and Secretary
                       Stamford, CT  06927

Joan C. Amble          GE Capital Corporation    Vice President and
                       260 Long Ridge Road       Controller
                       Stamford, CT  06927


Marc J. Saperstein     GE Capital Corporation    Senior Vice President
                       260 Long Ridge Road       Human Resources
                       Stamford, CT  06927

Joan C. Amble          GE Capital Corporation    Vice President and
                       260 Long Ridge Road       Controller
                       Stamford, CT  06927


                             Citizenship: U.S.A.

                                SCHEDULE IV
                    NATIONAL BROADCASTING COMPANY, INC.
                                 DIRECTORS

                       PRESENT
      NAME             BUSINESS ADDRESS             PRINCIPAL OCCUPATION
      ----             ----------------             --------------------
Dennis D. Dammerman    General Electric Company     Vice Chairman of the
                       3135 Easton Turnpike         Board and Executive
                       Fairfield, CT  06431         Officer.
                                                    General Electric
                                                    Company;
                                                    Chairman, General
                                                    Electric Capital
                                                    Services, Inc.

A.M. Fudge             General Electric Company     Former Executive Vice
                       3135 Easton Turnpike         President, Kraft
                       Fairfield, CT 06828          Foods, Inc.

Jeffrey R. Immelt      General Electric Company     Chairman of the Board
                       3135 Easton Turnpike         and Chief Executive
                       Fairfield, CT  06431         Officer,
                                                    General Electric
                                                    Company

A. Jung                Avon Products                Chairman and Chief
                       1345 Avenue of the           Executive Officer, Avon
                       Americas                     Products, Inc.
                       New York, NY  10105

A.G. Lafley            The Procter and Gamble       Chairman of the Board,
                       Company                      President and Chief
                       1 Procter & Gamble Plaza     Executive
                       Cincinnati, OH  45202-3315
                                                    The Procter & Gamble
                                                    Company

K.G. Langone           Invemed Associates, Inc.     Chairman, President and
                       375 Park Avenue              Chief Executive
                       New York, NY  10152          Officer,
                                                    Invermed Associates,
                                                    Inc.


R.S. Larsen            Johnson & Johnson            Former Chairman and
                       100 Albany Street            Chief Executive Officer
                       Suite 200
                       New Brunswick, NJ  08901

R.B. Lazarus           Ogilvy & Mather Worldwide    Chairman and Chief
                       309 West 49th Street         Executive Officer
                       New York, NY  10019-7316

S. Nunn                King & Spalding              Partner, King & Spalding
                       191 Peachtree Stsreet,
                       N.E.
                       Atlanta, Georgia 30303

R.S. Penske            Penske Corporation           Chairman of the Board
                       2555 Telegraph Road          and President,
                       Bloomfield Hills, MI         Penske Corporation
                       28302-0954

G. L. Rogers           General Electric Company     Vice Chairman of the
                       3135 Easton Turnpike         Board
                       Fairfield, CT  06431         and Executive Officer,
                                                    General Electric
                                                    Company

A.C. Sigler            Champion International       Retired Chairman of
                       Corporation                  the Board and CEO and
                       1 Champion Plaza             Former Director,
                       Stamford, CT  06921          Champion International
                                                    Corporation


R.J. Swieringa         S.C. Johnson Graduate School Anne and Elmer Lindseth
                       Cornell University           Dean and Professor of
                       207 Sage Hall                Accounting
                       Ithaca, NY  14853-6201

D.A. Warner III        J.P. Morgan Chase & Co.,     Former Chairman of the
                       The Chase Manhattan Bank     Board
                       and Morgan Guaranty
                       Trust Co. of New York
                       345 Park Avenue
                       New York, NY 10154

R. C. Wright           National Broadcasting        Vice Chairman of the
                       Company, Inc.                Board and Executive
                       30 Rockefeller Plaza         Officer,
                       New York, NY  10112          General Electric Company;
                                                    Chairman & Chief
                                                    Executive Officer,
                                                    National Broadcasting
                                                    Company, Inc.

Citizenship
                              A. Jung           Canada
                              All Others        U.S.A.

                     NATIONAL BROADCASTING COMPANY, INC

                             EXECUTIVE OFFICERS


                          PRESENT
      NAME                BUSINESS ADDRESS          PRINCIPAL OCCUPATION
      ----                ----------------          --------------------
J.R. Immelt               General Electric Company  Chairman of the Board
                          3135 Easton Turnpike      and Chief Executive
                          Fairfield, CT 06431       Officer, General
                                                    Electric Company

R. C. Wright              National Broadcasting     Vice Chairman of the
                          Company, Inc.             Board and Executive
                          30 Rockefeller Plaza      Officer, General
                          New York, NY  10112       Electric Company;
                                                    Chairman and Chief
                                                    Executive Officer,
                                                    National Broadcasting
                                                    Company, Inc.

R. Falco                  National Broadcasting     President/ Chief
                          Company, Inc.             Operating Officer
                          30 Rockefeller Plaza
                          New York, NY  10112

M. Vachon                 National Broadcasting     Executive Vice
                          Company, Inc.             President/
                          30 Rockefeller Plaza      Chief Financial
                          New York, NY  10112       Officer/
                                                    Treasurer

W. L. Bolster             National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

R.B. Burgess              National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

R. Cotton                 National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

D. Ebersol                National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

J. W. Eck                 National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

B. W. Heineman, Jr.       General Electric Company  Senior Vice President
                          3135 Easton Turnpike      General Counsel and
                          Fairfield, CT 06431       Secretary General
                                                    Electric
                                                    Company


J. W. Ireland III         National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

P. Madison                National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

S. Sassa                  National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

N. Shapiro                National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY 10112

P. Steele                 National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

P. Thomas-Graham          National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

L. Tu                     National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

E. Whelley                National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

D. Zaslav                 National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

J. Zucker                 National Broadcasting     Executive Vice
                          Company, Inc.             President
                          30 Rockefeller Plaza
                          New York, NY  10112

                             Citizenship: U.S.A.

                                 SCHEDULE V
                          GENERAL ELECTRIC COMPANY
                                 DIRECTORS

                       PRESENT
      NAME             BUSINESS ADDRESS             PRINCIPAL OCCUPATION
      ----             ----------------             --------------------
J.I. Cash, Jr.         Harvard Business School      Professor of Business
                       Morgan Hall                  Administration-Graduate
                       Soldiers Field Road          School of Business
                       Boston, MA 02163             Administration, Harvard
                                                    University

Dennis D. Dammerman    General Electric Company     Vice Chairman of the
                       3135 Easton Turnpike         Board and Executive
                       Fairfield, CT  06431         Officer.
                                                    General Electric
                                                    Company;
                                                    Chairman, General
                                                    Electric Capital
                                                    Services, Inc.

A.M. Fudge             General Electric Company     Former Executive Vice
                       3135 Easton Turnpike         President, Kraft Foods,
                       Fairfield, CT 06828          Inc.

C.X. Gonzalez          Kimberly-Clark de Mexico,    Chairman of the Board and
                       S.A. de C.V.                 Chief Executive Officer,
                       Jose Luis Lagrange 103,      Kimberly-Clark de Mexico,
                       Tercero Piso                 Sa.A. de C.V.
                       Colonia Los Morales
                       Mexico, D.F. 11501, Mexico

Jeffrey R. Immelt      General Electric Company     Chairman of the Board and
                       3135 Easton Turnpike         Chief Executive Officer,
                       Fairfield, CT  06431         General Electric Company

A. Jung                Avon Products                Chairman and Chief
                       1345 Avenue of the Americas  Executive Officer, Avon
                       New York, NY  10105          Products, Inc.


A.G. Lafley            The Procter and Gamble       Chairman of the Board,
                       Company                      President and Chief
                       1 Procter & Gamble Plaza     Executive
                       Cincinnati, OH  45202-3315   The Procter & Gamble
                                                    Company

K.G. Langone           Invemed Associates, Inc.     Chairman, President and
                       375 Park Avenue              Chief Executive Officer,
                       New York, NY  10152          Invermed Associates,
                                                    Inc.


R.S. Larsen            Johnson & Johnson            Former Chairman and Chief
                       100 Albany Street            Executive Officer
                       Suite 200
                       New Brunswick, NJ  08901

R.B. Lazarus           Ogilvy & Mather Worldwide    Chairman and Chief
                       309 West 49th Street         Executive Officer
                       New York, NY  10019-7316

S. Nunn                King & Spalding              Partner, King & Spalding
                       191 Peachtree Stsreet, N.E.
                       Atlanta, Georgia 30303

R.S. Penske            Penske Corporation           Chairman of the Board
                       2555 Telegraph Road          and President,
                       Bloomfield Hills, MI         Penske Corporation
                       28302-0954

G. L. Rogers           General Electric Company     Vice Chairman of the Board
                       3135 Easton Turnpike         and Executive Officer,
                       Fairfield, CT  06431         General Electric Company

A.C. Sigler            Champion International       Retired Chairman of the
                       Corporation                  Board and CEO and
                       1 Champion Plaza             Former Director,
                       Stamford, CT  06921          Champion International
                                                    Corporation

R.J. Swieringa         S.C. Johnson Graduate School Anne and Elmer Lindseth
                       Cornell University           Dean and Professor of
                       207 Sage Hall                Accounting
                       Ithaca, NY  14853-6201

D.A. Warner III        J.P. Morgan Chase & Co.,     Former Chairman of the
                       The Chase Manhattan Bank     Board
                       and Morgan Guaranty
                       Trust Co.
                       of New York
                       345 Park Avenue
                       New York, NY 10154

R. C. Wright           National Broadcasting        Vice Chairman of the
                       Company, Inc.                Board and Executive
                       30 Rockefeller Plaza         Officer,
                       New York, NY  10112          General Electric Company;
                                                    Chairman & Chief
                                                    Executive Officer,
                                                    National Broadcasting
                                                    Company, Inc.

Citizenship

                              C.X. Gonzalez           Mexico
                              A. Jung                 Canada
                              All Others              U.S.A.

                          GENERAL ELECTRIC COMPANY

                             EXECUTIVE OFFICERS


                       PRESENT
      NAME             BUSINESS ADDRESS            PRINCIPAL OCCUPATION
      ----             ----------------            --------------------
J.R. Immelt            General Electric Company    Chairman of the Board
                       3135 Easton Turnpike        and Chief Executive
                       Fairfield, CT  06431        Officer

P.D. Ameen             General Electric Company    Vice President and
                       3135 Easton Turnpike        Controller
                       Fairfield, CT  06431

C.T. Begley            General Electric Company    Vice President - GE
                       2901 East Lake Road         Transportation Systems
                       Erie, PA  16531

D.L. Calhoun           General Electric Company    Senior Vice President
                       1 Neumann Way               GE Aircraft Engines
                       Cincinnati, OH  05215

J.P. Campbell          General Electric Company    Senior Vice President
                       Appliance Park              GE Consumer Products
                       Louisville, KY  40225


W.J. Conaty            General Electric Company    Senior Vice President
                       3135 Easton Turnpike        Human Resources
                       Fairfield, CT  06431

W.H. Cary              General Electric Company    Vice President
                       3135 Easton Turnpike        Financial Planning &
                       Fairfield, CT  06431        Analysis


K.A. Cassidy           General Electric Company    Vice President & GE
                       201 High Ridge Road         Treasurer
                       Stamford, CT 06927

D.D. Dammerman         General Electric Company    Vice Chairman of the Board
                       3135 Easton Turnpike        and Executive Officer.
                       Fairfield, CT  06431        General Electric Company;
                                                   Chairman, General
                                                   Electric Capital
                                                   Services, Inc.

S.C. Donnelly          General Electric Company    Senior Vice President
                       One Research Circle         Corporate Research and
                       Niskayuna 12309             Development

M.D. Fraizer           General Electric Company    Senior Vice President
                       6620 W. Broad Street        GE Insurance
                       Richmond, VA  23230

Y. Fujimori            General Electric Company    Senior Vice President
                       21 Mita 1-chome             GE Asia
                       Meguru-ku 3d Floor Alto
                       Tokyo, Japan 153-0062

A.H. Harper            General Electric Company    Senior Vice President - GE
                       260 Long Ridge Road         Equipment Management
                       Stamford, CT 06927

B.W. Heinemann, Jr.    General Electric Company    Senior Vice President
                       3135 Easton Turnpike        General Counsel and
                       Fairfield, CT  06431        Secretary

J.M. Hogan             General Electric Company    Senior Vice President
                       P.O. Box 414                GE Medical Systems
                       Milwaukee, WI  53201

R.A. Jeffe             General Electric Company    Senior Vice President
                       3135 Easton Turnpike        Corporate Business
                       Fairfield, CT  06431        Development

J. Krenicki            General Electric Company    Senior Vice President
                       1 Plastics Avenue           GE Plastics
                       Pittsfield, MA 01201

M.A. Neal              General Electric Company    Senior Vice President
                       260 Long Ridge Road         GE Commercial Finance
                       Stamford, CT 06927

D.R. Nissen            General Electric Company    Senior Vice President
                       201 High Ridge Road         GE Consumer Finance
                       Stamford, CT 06905-3417

J.A. Parke             General Electric Company    Senior Vice President -
                       260 Long Ridge Road         General Electric Company
                       Stamford, CT 06927          Vice Chairman, GE Capital
                                                   Corporation

R.R. Pressman          General Electric Company    Senior Vice President
                       5200 Metcalf Avenue         Employers Reinsurance
                       Overland Park, KS  66201    Corporation

G.M. Reiner            General Electric Company    Senior Vice President
                       3135 Easton Turnpike        Chief Information Officer
                       Fairfield, CT  06431

J.G. Rice              General Electric Company    Senior Vice President
                       4200 Wildwood Parkway       GE Power Systems
                       Atlanta, GA  30339

G. L. Rogers           General Electric Company    Vice Chairman of the Board
                       3135 Easton Turnpike        and Executive Officer
                       Fairfield, CT  06431

K.S. Sherin            General Electric Company    Senior Vice President
                       3135 Easton Turnpike        Finance and Chief
                       Fairfield, CT  06431        Financial Officer


R.F. Wacker            General Electric Company    Vice President - Corporate
                       3135 Easton Turnpike        Investor Relations
                       Fairfield, CT  06431

L.G. Trotter           General Electric Company    Senior Vice President
                       41 Woodford Avenue          GE Industrial Systems
                       Plainville, CT   06062

W. A. Woodburn         General Electric Company    Senior Vice President
                       187 Danbury Road            GE Speciality Materials
                       Wilton, CT  06897

R.C. Wright            National Broadcasting       Vice Chairman of the Board
                       Company, Inc.               and Executive Officer,
                       30 Rockefeller Plaza        General Electric Company;
                       New York, NY  10112         Chairman & Chief
                                                   Executive Officer,
                                                   National Broadcasting
                                                   Company, Inc.

Citizenship:

                        Yoshiaki Fujimori       Japan
                        All others              U.S.A.